16002158

JG

Public AmeND

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
APR 04 2016
Washington DC
416

**ANNUAL AUDITED REPORT**
**FORM X-17A-5/A**
**PART III**

| SEC FILE NUMBER |
| --- |
| 8-69397 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hunt Financial Securities, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, 19th Floor
(No. and Street)

| New York | NY | 10169 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck — 212-897-1690
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

| 345 Park Avenue | New York | NY | 10154 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

aub

**This report ** contains (check all applicable boxes):**

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption.
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Hunt Financial Securities, LLC

## Statement of Financial Condition

## December 31, 2015

**(With Report of Independent Registered Public Accounting Firm)**

AFFIRMATION

I, Paul Kopsky, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hunt Financial Securities, LLC for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

April 1, 2016

Notary Public

LINDA K. WINKELMAN
Notary Public, State of New York
No. 01WI6332235
Qualified In Nassau County
Commission Expires Oct. 26, 2019

## Hunt Financial Securities, LLC

**Table of contents**
**December 31, 2015**

Page(s)

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

The Member of
Hunt Financial Securities, LLC:

We have audited the accompanying statement of financial condition of Hunt Financial Securities, LLC (the Company) as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hunt Financial Securities, LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2016

# Hunt Financial Securities, LLC

## Statement of Financial Condition
## December 31, 2015

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 226,892 |
| Prepaid expense | | 1,878 |
| Other asset | | 2,935 |
| Total assets | $ | 231,705 |
| | | |
| **Liabilities and Member's Equity** | | |
| Liabilities | $ | - |
| | | |
| Member's equity | | 231,705 |
| Total liabilities and member's equity | $ | 231,705 |

The accompanying notes are an integral part of this financial statement.

**1. Organization and Business**

Hunt Financial Securities, LLC (the "Company"), a wholly-owned subsidiary of Hunt FS Holdings, LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of Delaware. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a broker-dealer that provides business advisory services and acts as a private placement agent with respect to structured financings and/or other financings.

The liability of the Member is limited to the capital equity it has invested in the Company.

**2. Summary of Significant Accounting Policies**

***a. Basis of Presentation***
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

***b. Revenue Recognition***
All fees and advisory revenues are based on the terms of the contracts and are recorded when the fees are earned, fixed or determinable, and collectible.

***c. Income Taxes***
The Company is a single member limited liability company and as such the results of its operations are included in the consolidated federal, state and local tax returns of the Parent. Accordingly, the Company has not provided for income taxes.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained upon examination by the applicable tax authority. The Company concluded that it has no uncertain tax positions to be recognized at this time. The Company's Parent remains subject to income tax audits for all open tax years.

**3. Transactions with Related Parties**

The Company maintains an expense sharing agreement with its Parent and other affiliates (together, the "Affiliates"). Pursuant to the agreement, the Affiliates fund the Company's professional fees and provide accounting, administration, office space, office equipment, employee services and other services. The Affiliates incur these costs and provide these services at no cost to the Company. The results of operations may have been materially different if the Company had operated as an independent company. Management has determined that the value of services provided to the Company for the year ended December 31, 2015 was approximately $570,000.

**4. Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of approximately $227,000 which exceeded the required net capital by approximately $222,000.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not hold customers' cash or securities.

**5. Concentration**

All cash deposits are held in a non-interest bearing account by one financial institution which is fully insured by the FDIC. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

**6. Subsequent Events**

The Company has evaluated events or transactions that may have occurred since December 31, 2015 and determined that there are no material events that would require disclosure in the Company's financial statements.